SECURIT  SION

12061969

SECURITIES AND EXCHANGE COMMISSION
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JUN 13 2012
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SEC FILE NUMBER
8- 67928 -

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2010** (MM/DD/YY) AND ENDING **June 30, 2011** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SpreadZero LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Broadway Suite 1021
(No. and Street)

New York, NY 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Murphy 212 353 1115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

1065 Avenue of the Americas 11th Flr (Address) **New York** (City) **NY** (State) **10018** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

June 30, 2011

"Public"

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)

We have audited the accompanying statement of financial condition of SpreadZero LLC (a wholly-owned subsidiary of SpreadZero Inc.) (a development stage company) as of June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

/s/ Mayer Hoffman McCann CPAs

New York, New York
August 29, 2011

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2011

ASSETS

Assets:	
Cash	$ 14,122
Other assets	137
	$ 14,259

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to SpreadZero Inc. (Note 4)	$ 1,000
Contingency (Note 5)	
Member's equity:	
Member's capital	251,222
Deficit accumulated in the development stage	(237,963)
Total member's equity	13,259
	$ 14,259

See accompanying notes.

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Notes to Statement of Financial Condition

Note 1 - Description of Business

SpreadZero LLC (the "Company"), a wholly-owned subsidiary of SpreadZero Inc., formerly SpreadZero Holdings Inc. (the "Parent"), was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities. To date, the Company has not generated revenue and its limited operations consist of start-up related activities. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009, the Company became a registered broker-dealer with the Securities and Exchange Commission and member of the Financial Industry Regulatory Authority, Inc.

On August 4, 2009, the Company amended its limited liability agreement to change its fiscal year-end from December 31 to June 30.

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Going Concern

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. As of June 30, 2011, the Company has $14,122 in cash. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. However, there are no assurances that its Parent will have sufficient cash flows to provide such funds without raising additional capital for itself and will be able to raise such capital on acceptable terms.

The accompanying statement of financial condition does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Start-Up and Organizational Costs

Start-up and organizational costs are expensed as incurred.

Income Taxes

The Company is a single member limited liability corporation which is not subject to federal, state and local income taxes. Any income tax liability owed on the Company's net income (loss) is payable by its Parent.

Note 4 - Related Party Transactions

The Company's Parent made a $49,938 cash contribution on June 10, 2008 for a 100% interest in the Company.

The Company's operating expenses are allocated to it by its Parent pursuant to an expense sharing arrangement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. For the year ended June 30, 2011, the allocation of Company expenses contributed by its Parent as capital was $101,400.

The Parent also pays for certain professional fees on behalf of the Company and is reimbursed by the Company on a dollar-for-dollar basis. As of June 30, 2011, the Company has $1,000 due to its Parent for the reimbursement of such professional fees.

Note 5 - Contingency

On October 29, 2010, a lawsuit was filed in the United States District Court for the Southern District of New York against a former related party, the Company and its Parent by a former employee of a former related party asserting a direct claim for unjust enrichment, unfair competition and tortious interference with prospective contractual relations. The complaint does not state the amount of any actual damages allegedly caused by the Company's actions. On June 14, 2011, all defendants moved to dismiss the lawsuit and the court's decision is still pending.

The Company believes that the claims made against it do not have any merit and intends on vigorously defending itself. However, the Company cannot ultimately express an opinion on the likelihood of an unfavorable outcome or range of potential loss in the event that its request for dismissal is denied.

The Parent has agreed to indemnify the Company for all costs associated with its defense and any potential claims that may arise in the event of an unfavorable outcome.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of June 30, 2011, the Company had net capital of $13,122, which exceeded its minimum net capital requirement of $5,000 by $8,122. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

Note 7 - Subsequent Events

On July 31, 2011, the Parent agreed to treat certain expenses allocated to the Company pursuant to their expense sharing arrangement during July 2011 of $8,450 as a contribution of capital.

The Company evaluated its statement of financial condition for subsequent events through August 29, 2011, the date the financial statement was available to be issued.

SUPPLEMENTARY INFORMATION

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission
June 30, 2011

Net capital:	
Total member's equity	$ 13,259
Deductions:	
Other assets	137
Net capital	$ 13,122
Aggregate indebtedness:	
Due to SpreadZero Inc.	$ 1,000
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 8,122
Excess net capital at 1,000 percent	$ 13,022
Ratio of aggregate indebtedness to net capital	0.08 to 1
Reconciliation with Company's computation of net capital (included in Part II of Form X-17A-5):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 14,122
Due to SpreadZero Inc.	(1,000)
Net capital per above	$ 13,122